Exhibit 1.02

Harris Corporation

Conflict Minerals Report

For the Reporting Period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report for Harris Corporation for the reporting period from January 1, 2013 to December 31, 2013 (this “CMR”) was filed pursuant to Item 1.01(c) of Form SD – Specialized Disclosure Report (“Form SD”). See the Form SD – Specialized Disclosure Report for Harris Corporation for the reporting period from January 1, 2013 to December 31, 2013 (the “2013 SD Filing”) for the disclosures required therein regarding certain of our necessary “conflict minerals” (as defined in paragraph (d) of Item 1.01 of Form SD), including information regarding our reasonable country of origin inquiry (“RCOI”) and our RCOI results.

Due Diligence

For the necessary conflict minerals in the products, materials and supplies provided to us by the suppliers who submitted completed survey forms as part of our RCOI for the reporting period from January 1, 2013 to December 31, 2013 (the “2013 Reporting Period”) and responded that (a) any conflict minerals in the products, materials and supplies those suppliers provided to us were believed to have originated from the Democratic Republic of the Congo (“DRC”) or an “adjoining country” (as defined in paragraph (d) of Item 1.01 of Form SD) (collectively, the “covered countries”); or (b) there were conflict minerals in the products, materials and supplies those suppliers provided to us that may have originated from a country with no known reserves of, or mines for, the applicable conflict mineral, we exercised due diligence on the source and custody of such necessary conflict minerals pursuant to Item 1.01(c) of Form SD.

The following description of our due diligence design and measures performed shows how the design of our due diligence measures is in conformity with, in all material respects, the criteria set forth in the internationally recognized due diligence framework used by us, and secondly, how the due diligence measures performed, as described herein, are consistent with the due diligence process that we undertook.

Design of our Due Diligence Process

Our conflict minerals due diligence process was designed to conform with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the “OECD Guidance”), as applicable for tin, tantalum, tungsten, gold and downstream companies (as the term is defined in the OECD Guidance), including its five-step framework for risk-based due diligence in the mineral supply chain. The criteria in the OECD Guidance and its five-step framework were incorporated into the design of our conflict minerals due diligence process. Consistent with the guidelines recommended by the OECD, we established a cross-divisional and cross-functional team, including representatives from the areas of supply chain, legal, operations, finance, audit, contracts, environmental health and safety, and executive management, to design and implement our conflict minerals due diligence process. We designed the measures in our conflict minerals due diligence process to:

1.	Establish management systems for conflict minerals supply chain due diligence and reporting;

2.	Identify and assess conflict minerals sourcing risk in our supply chain;

3.	Implement strategies to respond to conflict minerals risks identified;

4.	Utilize independent third-party audits of the due diligence practices of conflict minerals smelters and refiners; and

5.	Report annually on our conflict minerals supply chain due diligence activities.

Due Diligence Measures Performed

Our due diligence measures included the following activities:

Step 1: Establish management systems for conflict minerals supply chain due diligence and reporting

In the first step in our due diligence process, we established management systems for conflict minerals supply chain due diligence and reporting. We implemented a Conflict Minerals Policy and related procedures and created an internal management structure to support supply chain due diligence, including forming a conflict minerals executive steering committee comprised of corporate and divisional executives with guidance and oversight roles and a cross-functional cross-divisional working team led by an overall project leader from our corporate office who was appointed by the steering committee to ensure a consistent process was established and followed throughout our company. We established communication processes designed to provide information, including our Conflict Minerals Policy, to our suppliers and to the public. Under those communication processes, we posted our Conflict Minerals Policy on our external and internal websites, and we communicated our conflict minerals initiatives to our “non-service” vendors through an initial “supplier letter” to them. We established controls designed to improve transparency in the conflict minerals supply chain, including the identification of upstream suppliers in our multi-tiered supply chain and the development of metrics in order to measure supplier progress in improving supply chain transparency and responsible sourcing. We strengthened our engagement with our “non-service” suppliers and improved their capability to support our Conflict Minerals Policy by providing information regarding conflict minerals and related regulatory requirements and conveying our expectations regarding responsible sourcing of conflict minerals from conflict-affected and high-risk areas, providing guidance on how to use the survey template developed by the Electronic Industry Citizens Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) in data collection and reporting, and making available the Conflict Free Smelter Initiative (“CFSI”) permitted smelter list. We also established a grievance mechanism through which interested parties may contact us (via our external web site or directly via Conflict_Minerals@Harris.com) to express concerns regarding the circumstances of mineral extraction, trade, handling and export in conflict-affected and high-risk areas.

Step 2: Identify and assess conflict minerals sourcing risk in our supply chain

In the second step in our due diligence process, we identified and assessed conflict minerals sourcing risk in our supply chain. As described in our 2013 SD Filing in connection with our RCOI, we surveyed for the 2013 Reporting Period the large dollar volume product-related suppliers to our two product-oriented segments. The survey requested that suppliers who indicated that conflict minerals were necessary to the functionality or production of their materials or products provided to us identify, where possible, the smelting facilities used to process the conflict minerals, the mine or location of origin of those conflict minerals, and supplier due diligence efforts performed in order to assess the risk in the supply chain. As part of that survey process, we sought to identify those smelters from “red flag” locations of mineral origin and transit that are in our supply chain. Because there are multiple tiers in the supply chain between Harris and the smelters, this process will be ongoing. The purpose of identifying these smelters was to obtain the following information: (i) the identification of all countries of origin for conflict minerals and (ii) the transport and transit of conflict minerals in the supply chain of each smelter. As described above, several of the completed supplier surveys indicated that the origin of necessary conflict minerals in the products, materials or supplies provided to us by the applicable supplier was the DRC or an adjoining country or was a country with no known reserves of, or mines for, the applicable conflict mineral (or both). The necessary conflict minerals in the products, materials and supplies provided to us by the suppliers who submitted completed survey forms with those responses required further due diligence measures. More specifically, we engaged in further investigation and subsequent communications with the applicable suppliers regarding the source and chain of custody of the necessary conflict minerals in the products, materials or supplies provided to us by the applicable supplier.

For example, in instances in which the completed supplier surveys indicated that the origin of necessary conflict minerals in the products, materials or supplies provided to us by the applicable supplier was from the DRC or an adjoining country, we investigated further as to the smelters/refiners that the applicable supplier indicated it used. In each case, we confirmed the applicable smelters/refiners were participants in the CFSI and listed as an EICC Conflict Free Smelter.

In instances in which the completed supplier surveys indicated that the origin of necessary conflict minerals in the products, materials or supplies provided to us by the applicable supplier was a country with no known reserves of, or mines for, the applicable conflict mineral (based on US and UK geological surveys), we investigated further as to the smelters/refiners that the applicable suppliers indicated they used and the reserves of, and mines for, the applicable conflict mineral in the country of origin indicated by the applicable supplier. In each case, we either confirmed the applicable smelters/refiners were participants in the CFSI and listed as an EICC Conflict Free Smelter or were using recycled material or identified an active mine for the applicable conflict mineral in the country of origin indicated by the applicable supplier. As a result of these due diligence measures, we concluded that we did not have an identified conflict minerals sourcing risk in our supply chain (i.e., that smelters or refiners identified in our supply chain sourced conflict minerals that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country for the 2013 Reporting Period).

Step 3: Implement strategies to respond to conflict minerals risks identified

In the third step in our due diligence process, we implement strategies to respond to conflict minerals risks we identify. If applicable, we would review identified risks and develop responses giving consideration to existing terms with the applicable supplier, the requirements of our customers and other business factors. Our response may include: (a) continuing to source from the applicable supplier; (b) continuing to source from the applicable supplier during a period of risk mitigation efforts; (c) temporarily suspending trade with the applicable supplier while pursuing ongoing measurable risk mitigation; or (d) disengaging with the applicable supplier. As described above in Step 2, we concluded that we did not have an identified conflict minerals sourcing risk in our supply chain and thus Step 3 was not necessary for the 2013 Reporting Period.

Step 4: Utilized independent third-party audits of the due diligence practices of conflict minerals smelters and refiners

In the fourth step in our due diligence process, we became a member of the EICC. Our membership fees contributed to the EICC’s efforts to hire independent third parties to audit the processes and internal controls of participating smelters for the CFSI. These audits determine if the smelters and refiners of conflict minerals directly or indirectly fund armed groups. This information is then used to reconcile the list of smelters and refiners that our suppliers indicated sourced from the DRC or an adjoining country.

Step 5: Report annually on our conflict minerals supply chain due diligence activities

In the fifth step in our due diligence process, we report annually on our conflict minerals supply chain due diligence activities, which we do through our website as described above and through our filings with the U.S. Securities and Exchange Commission (“SEC”) on Form SD and any associated CMR.

Due Diligence Results

Due diligence was performed on the following four product categories:

•	Avionics: Electronics, software and embedded solutions for aviation platforms

•	Wireless Products: Radios, antennas, amplifiers and related devices

•	Communications Products: Satellite terminals and networking radios

•	Robotics: Computer-based controller modules and mobile robotic devices

Based on the results of our due diligence procedures described above we identified no known risks in our supply chain, although it is clear from our RCOI and due diligence for the 2013 Reporting Period that a large portion of our supply chain does not know the source of necessary conflict minerals in the products, materials or supplies provided to us by the applicable supplier or was not able to identify the smelter of the conflict minerals in the specific products, materials or supplies provided to us by the applicable supplier. Through our RCOI for the 2013 Reporting Period, we received completed surveys for approximately 47 percent of our Total Direct Spend for our two product-oriented segments; however nearly all of the surveys we received were completed by the applicable suppliers on the basis of their company-wide, division-wide, or product category operations, rather than on the basis of specific materials or products supplied to us. Additionally, completed supplier surveys representing 21 percent of our Total Direct Spend indicated that the origin of necessary conflict minerals in the products, materials or supplies provided to us by the applicable supplier was uncertain or unknown. For the 2 percent of our Total Direct Spend that sourced from the covered countries, we confirmed that those conflict minerals did not directly or indirectly fund armed groups because they originated from an EICC Conflict Free Smelter.

Based on the limitations noted above regarding the information provided to us in the completed supplier surveys, we do not know either the facilities used to process, or the country or specific mine or location of origin of, the necessary conflict minerals in our products for the 2013 Reporting Period.

Some of the surveys we received that were completed by the applicable suppliers identified known smelters in our suppliers supply chain. Based on the limitations described above we cannot conclude these smelters were in our supply chain for the 2013 Reporting Period.

As described above, where completed supplier surveys indicated a supplier’s conflict minerals originated in the covered countries or identified mines in the covered countries for the 2013 Reporting Period (specifically, in the DRC, Burundi, Congo and Rwanda), we confirmed that all smelters that indicated that they sourced from this region were EICC Conflict Free Smelters and that the identified mines were supplying smelters confirmed as EICC Conflict Free Smelters.

We have taken or will take steps after December 31, 2013 to mitigate the risk that our necessary conflict minerals directly or indirectly finance or benefit armed groups in covered countries. We intend to make further progress in reaching back through the tiers of suppliers in our supply chain as part of our continued effort to identify the smelters upstream from the suppliers in our supply chain. Based on the knowledge gained during our survey process of our supply chain as part of our RCOI for the 2013 Reporting Period, we are beginning to have a clearer picture of which suppliers’ products, materials or supplies supplied to us may contain conflict minerals. We intend to focus on working closely with more suppliers, beginning with those with whom we conduct the largest volume of business and over whom we may have the greatest influence. Our internal supply chain organizations and internal commodity teams generally intend to continue to establish long-term relationships with suppliers, which we intend to leverage as part of this process. We believe identification of the upstream smelters will allow us to encourage specific smelters to be compliant with the CFSI and to seek information from those smelters to assist us in identifying and mitigating the risk that conflict minerals in our supply chain directly or indirectly finance or benefit armed groups in the covered countries. We intend to continue to communicate to our suppliers regarding our expectations regarding responsible supply chains for conflict minerals coming from conflict-affected and high-risk areas, our potential actions (i.e., consequences to suppliers) in response to identified conflict minerals risks in our supply chain, and metrics we are developing to measure supplier progress in improving supply chain transparency and responsible sourcing. We also intend to continue our membership in industry associations such as the Aerospace Industries Association and the EICC, through which we support the CFSI efforts to improve the assessment of supplier and smelter due diligence in the supply chain of conflict minerals from conflict-affected and high-risk areas.